                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 1998


                   GOLDEN OCEAN GROUP LIMITED
         (Translation of registrant's name into English)

                      P.O. Box 265, Suite 6
                  Tower Hill House, Le Bordage
             St. Peter Port, GY1 3QU Channel Islands

            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

                   GOLDEN OCEAN GROUP LIMITED
              QUARTERLY REPORT 30th SEPTEMBER, 1998

                      CHAIRMAN'S STATEMENT


This statement accompanies Golden Ocean Group Limited's report for the third quarter of 1998. This shows a loss for the first nine months of 1998 of $15.4 million. Although this amount seems large, it is in line with our budget expectations. These take into account the interest burden on the Senior Notes which, in the period covered by this report, totalled $23.1 million.
Golden Ocean will only generate sufficient income to meet the Senior Note interest cost once the major part of our double hull VLCC fleet has been delivered. The results for the first nine months of 1998 are reviewed more fully in the attached Management's Discussion and Analysis.

During the third quarter we took delivery of our second double hull VLCC, the NEW VISTA and of two handymax bulk carriers, the GOLDEN PROTEA and GOLDEN ALOE. We also placed an order with Hitachi Zosen for a 75,000 dwt. panamax bulk carrier with delivery in the third quarter of 1999. This will replace the GOLDEN DISA sold in the second quarter of this year.

The most significant potential changes in the quarter to our fleet are the options we have taken to purchase seven VLCCs. These have been ordered by subsidiaries of our parent company, Golden Ocean Limited for delivery in 2000 and 2001. By taking the options we avoid a potential conflict of interest. I am constantly asked how this differs from making direct orders ourselves. The most significant difference is that we are not obligated to exercise the options and purchase vessels. The options convey the right to acquire the vessels but, by entering into them we incur no obligations to the shipyards. The options are transferable and could if necessary be sold to a third party. They are exercisable at any time between delivery of the vessel from the builder and the first anniversary thereof. Most importantly, the options give us the opportunity to complete a modern fleet which is big and flexible enough to meet the requirements of even the largest charterers. We will have the third largest VLCC fleet in the world and the biggest double-skinned.

Since writing in the second quarter report produced in August, the changes in the economic factors that drive our business have been significant. On the positive side weakening charter rates have now begun the accelerated scrapping of older units that we have anticipated. So far this year 16 older VLCCs have been scrapped or otherwise deleted against 10 deliveries. Other changes have been :

(a) The yen has strengthened against the dollar from 146 at the time of my last statement to 115 in mid October and 121 at the time of writing. This increases the dollar cost of the ten VLCC newbuildings we have contracted for in yen, eight of which are still to be financed. In dollar terms the price of these vessels will have increased from below $70 million when the yen was at its weakest to an average at present of $82 million. This increases the amount of finance which we need to raise to take delivery of each vessel. I might add that keeping the contracts in yen has been the right strategy. Had we converted the VLCC contracts into dollars at the time of ordering the average cost would have exceeded $90 million.

(b) Generally, the value of newbuilding VLCCs has fallen by 12% since the start of the year, of which 4% has been since the end of the second quarter. The prime reason for this has been the need of Korean shipyards to sacrifice profit for cash flow.

(c) Turbulence in capital markets has reduced the willingness of banks to provide shipping loans and has increased lending margins by around 50 basis points over LIBOR. Accordingly we have had to provide $3 million additional cash collateral to complete the NEW VISTA financing. The GOLDEN VICTORY financing is now expected to be for $12 million less than that indicated to us at the end of July.

(d) Single voyage charter rates for modern VLCCs have decreased from $42,700 in July to $26,600 in the last month. This removes the profit share contribution of the NEW VANGUARD and NEW VISTA and reduces our share of the earnings of the joint venture owned GOLDEN FOUNTAIN. Reflecting this market weakness three year period charter rates have reduced from an average of $39,000 to $31,000 per day. Weakening spot charter markets, whilst they might accelerate scrapping of obsolete tonnage, make it more difficult to arrange profitable long term charters, particularly for more distant delivery dates. However we take comfort from the fact that our earliest unchartered VLCC that requires financing is not due for delivery until June 1999.

We delayed issue of this quarter's report for a few days so that we could include information on the financing of the GOLDEN VICTORY due for delivery in early January 1999. At the time of writing we are still a few days away from a financial commitment but this is expected within the near future.

We recognise that we have been going through a period of adverse fundamentals in our business. Our business continues to be viable in current conditions and the long term outlook remains positive. In spite of the financial crisis hitting Asian economies, energy demand continues to increase. Our vision and determination remain unchanged. We will build the world's largest and best fleet of modern double skinned VLCCs.


Fred W Y Cheng

November 25, 1998

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


GENERAL

The Group is an international owner, operator and manager of VLCCs and dry bulk carriers. The Group focuses on long-term chartering of newbuilding vessels to third parties.

FLEET REVIEW

A fleet list is included at the back of this report. The Group has a delivered fleet of thirteen ships comprised of eight dry bulk vessels and five VLCCs. It has on order thirteen VLCCs and four dry cargo vessels. Of the delivered fleet, one existing VLCC and two dry cargo vessels are owned by joint ventures, as are two of the VLCC newbuildings. In addition the Group has options to purchase a further seven VLCCs for delivery in 2000 and 2001.

In the third quarter of 1998 there were three additions to the fleet: the Handymax GOLDEN PROTEA was delivered in early September followed by its sister vessel the GOLDEN ALOE later in the same month. Both vessels have been placed on long-term time charter to Safmarine, the national carrier of South Africa. The second of the company's double-hulled VLCCs, the NEW VISTA, was also delivered in September. This vessel has been bareboat chartered to Hong Kong Ming Wah Shipping Co. for ten years.


RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30,
1998 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997

OPERATING REVENUES

Net operating revenues (charter income less brokers' commissions) for the nine months ended September 30, 1998 were $33.9 million compared with $35.4 million for the nine months ended September 30, 1997. This decrease resulted from changes in the wholly owned fleet. The Company sold two vessels in December 1997, a third in January 1998 and the GOLDEN DISA in June 1998. In the same period the Company took delivery of five wholly owned vessels but three of these deliveries were in September 1998.
The company will see the benefit of the earnings of these vessels from the fourth quarter of 1998 onwards. In large part due to these fleet changes, available operating days of 1,996 were 17% lower in the first nine months of 1998 than in the first nine months of 1997 (2,393 days).

Total operating revenues for the nine months ended September 30, 1998, including the Group's share of profits of joint ventures, increased by 4% to $38.0 million compared with $36.7 million for the nine months ended September 30, 1997, primarily due to an improvement in earnings of joint ventures.

SHARE OF EARNINGS OF JOINT VENTURES

The Group's currently operating joint ventures are the owning companies of the GOLDEN FOUNTAIN, the GOLDEN DAISY and the GOLDEN ROSE. The Company's share of earnings of joint ventures for the nine months ended September 30, 1998 was $2.6 million compared with a loss of $0.4 million for the same period in 1997. This improvement is due in part to the increased earnings of the GOLDEN FOUNTAIN, which achieved average hire income, including profit share, of $32,500 per day in the first nine months of 1998 compared with $27,300 over the same period in 1997. The result for the period also benefited from the earnings of the GOLDEN DAISY (delivered in February) and GOLDEN ROSE (delivered in April).

OPERATING EXPENSES

Vessel operating costs which include crew wages and expenses, insurance, lubricating oils, stores and spares, repairs and maintenance decreased by 6% to $7.7 million for the nine months ended September 30, 1998 compared with $8.2 million for the nine months ended September 30, 1997.

Due to the changes in the fleet, depreciation expense decreased by 8% to $11.4 million for the nine months ended September 30, 1998 compared with $12.4 million for the nine months ended
September 30, 1997.

The increase in administrative expenses reflects the higher level of corporate activity and tonnage under construction. Administrative expenses were $6.5 million for the nine months ended September 30, 1998 compared with $2.3 million for the nine months ended September 30, 1997. Administrative expenses principally cover expenses of the subsidiary agents of the Group in London and Tokyo and affiliated agents of the Group in Hong Kong, Shanghai and Vancouver, together with audit, administrative and legal fees. Where affiliated agents have been used, these costs have been charged to the Group on an actual cost basis. Primarily as a result of the developments referred to above, total operating expenses for the nine months ended September 30, 1998 were $27.0 million compared with $24.0 million for the nine months ended September 30, 1997.

NET OPERATING INCOME

As a result of the foregoing, net operating income decreased by 13% to $11.0 million for the nine months ended September 30, 1998, compared with $12.6 million for the nine months ended
September 30, 1997.

OTHER INCOME/EXPENSES

Foreign exchange gains for the nine months ended September 30, 1998 were $8.1 million compared with $10.1 million for the nine months ended September 30, 1997. The foreign exchange gains were due principally to the appreciation of the Dollar against the Yen. At September 30, 1997, the exchange rate was Yen 120.73 per $1 while at December 31, 1997, the rate was Yen 130.0 per $1. By September 30, 1998, the Dollar had strengthened to an exchange rate of Yen 136.1 per $1, an appreciation of 5% in the nine months and 13% over the full twelve-month period.

Interest income, mainly from escrow funds held as security for the Senior Notes and from the uninvested portion thereof, amounted to $3.2 million in the nine months ended September 30, 1998.

Interest expense increased by $22.7 million to $36.7 million as compared with $14.0 million for the nine months ended September 30, 1997, primarily due to the issuance of the Senior Notes. The interest expense for the nine months ended September 30, 1998 represents an average interest cost of 5.25% on interest bearing secured loans and capital leases and an overall interest cost of 10.5% on all debt including the Senior Notes.

NET INCOME

As a result of the foregoing, the net loss was $15.4 million for the nine months ended September 30, 1998, against a profit of $10.3 million for the nine months ended September 30, 1997.

OUTLOOK FOR CURRENT YEAR

As all delivered vessels in the wholly owned fleet are either on time charter or bareboat charter, some of the constituent factors of net operating income are relatively predictable. With the heavy cost of servicing the Senior Notes, a loss for the full year is expected. However the results in the fourth quarter of 1998 will vary from those in the first nine months due among others, to the following factors :

(a) The last quarter of 1998 will have the full benefit of the earnings of the NEW VISTA (delivered September 14, 1998),
     GOLDEN PROTEA (delivered September 1, 1998) and GOLDEN ALOE

     (delivered September 24, 1998). No further changes to the composition of the fleet are planned for the last quarter of 1998.

(b) The Yen has depreciated against the Dollar from Yen 130.0 per $1 at December 31, 1997 to Yen 136.1 per $1 at September 30, 1998. Changes in the exchange rate of Yen to Dollars between September 30, 1998, and the year-end will affect the Company's result of operations.

(c)  The time charter of the GOLDEN FOUNTAIN ended on the 7th
     September and the vessel is currently employed in the voyage charter market. These voyages are yielding an average of $25,000 time charter equivalent earnings per day.
     Management continues to monitor market conditions for favourable time charter opportunities.

(d) The principal amount of Senior Notes outstanding after the exercise of the Note warrants has increased to $291.4 million from $200 million. After capitalisation of the cost of pre-delivery finance of VLCCs ordered with proceeds of the Senior Notes, Note interest expense for the full year will be $31.7 million compared with $7.0 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders' equity at September 30, 1998 was $109.8 million compared to $125.2 million at December 31, 1997. The decrease was due to the charge for the nine months ended
September 30, 1998 of the net loss of $15.4 million.

Long term debt as of September 30, 1998 consists of $231.8
million of 10% Senior Notes on an accreted value basis and $418.0 million of long term secured debt and obligations under capital leases.

At September 30, 1998 the Company had cash and cash equivalents of $12.5 million compared with $6.4 million at December 31, 1997. This included restricted or escrow cash of $4.7 million at September 30, 1998 and $1.4 million at December 31, 1997. Cash and cash equivalents increased by $6.1 million as a result of operating activities and the balance of proceeds from the issuance of a further $91,382,000 of Senior Notes on March 2, 1998. These Notes were issued at a price of $756.60 per $1,000 principal amount and generated net proceeds of $52.7 million after issue expenses and funds placed in escrow.

Management believes that the Company will be able to enter into long-term charters for each of the remaining unchartered VLCC newbuildings and that, on the strength of these charters, it will be able to arrange long term financing. Since the last quarterly report, the Company has concluded arrangements for the charter of the GOLDEN VICTORY (due for delivery in January 1999). The GOLDEN VICTORY has been time chartered for seven years from delivery. On the strength of this charter, financing of the remaining payments due to the shipyard is being arranged. There can be no assurance that such financing will be concluded. Management is now focusing on arranging suitable long-term charters for the five remaining unfinanced VLCCs to be delivered in 1999. Committed payments on these five unfinanced VLCCs total Y35.3 billion and $79.7 million. At September 30 exchange rate these payments due amount to $339.0 million. In the past, the Company has been granted deferrals from its builders in instances where the negotiation of financing has been in progress. While the company is negotiating financing, failure to conclude financing in appropriate amounts or failure of the builders to revise their payment schedules in the absence of such financing could result in the Company's being unable to meet these commitments. The Company will not be able to meet these payments unless suitable financing is arranged.

            GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)
                         CONSOLIDATED BALANCE SHEETS
                           (EXPRESSED IN US$'000)

                                                 September 30    December 31
                                                 1998            1997

ASSETS

CURRENT ASSETS

Cash and cash equivalents                         12,521            6,419
Inventories                                          431              392
Trade accounts receivable                            309              303
Due from related parties                           1,909              -
Investment in direct financing sub-lease           1,553            1,554
Prepaid expenses and other accounts receivable     1,868            1,374
Short term investments                            28,479           19,581
Vessel under capital lease, net                     -              40,149
Total current assets                              47,070           69,772

Vessels owned, net                               424,152          274,023
Vessel under capital lease, net                   76,950           40,414
Vessels under construction                       124,350          129,692
Options to purchase vessels                       48,650             -
Investment in joint ventures                       6,607            4,018
Loans to joint ventures                           22,186           21,192
Investment in direct financing sub-lease          28,622           31,183
Long term investments                               -              18,490
Goodwill, net                                     18,634           19,219
Deferred note issue costs, net                     9,753            9,313

Total assets                                    $806,974         $617,316

                    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of long term debt              19,765           13,955
Obligations under capital leases                   5,340           30,016
Trade accounts payable and accrued expenses        3,359            3,344
Note interest payable                              2,428            6,667
Accrued profit share                                -               6,243
Time charter income received in advance            2,535            2,572
Amounts due to related parties                       297              289
Drydocking and special survey provisions           1,425              713

Total current liabilities                         35,149           63,799

Other loans                                       13,010           12,265
Long term debt                                   304,486          188,646

Obligations under capital leases                  88,436           61,119
Notes payable                                    231,762          150,281
Amounts due to shareholder                        23,922           15,649
Drydocking and special survey provisions             410              318
Total liabilities                                697,175          492,077

                                                 September 30    December 31
                                                 1998            1997

SHAREHOLDERS' EQUITY

Share capital                                       -                -
Additional paid in capital                        63,661           63,661
Retained earnings                                 46,138           61,578


Total shareholder's equity                       109,799          125,239


Total liabilities and shareholders' equity      $806,974         $617,316

            GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)
         CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                           (EXPRESSED IN US$'000)

                                                9 months         9 months
                                                ended            ended
                                                9/30/98          9/30/97
OPERATING REVENUES

Charter income                                    34,261         35,969
Brokers' commission                                 (337)          (531)
Share of earnings/(losses) of joint ventures       2,589           (358)
Interest on direct financing sub-lease             1,446          1,661

Total operating revenue                           37,959         36,741

OPERATING EXPENSES

Vessel operating costs                             7,669          8,211
Administrative expenses                            6,516          2,250
Depreciation and amortisation expense             11,423         12,401
Amortisation of goodwill                             584             98
Drydocking and special survey costs                  805          1,135

Total operating expenses                          26,997         24,095

Net operating income                              10,962         12,646

OTHER INCOME (EXPENSES)

Foreign exchange gain                              8,109         10,077
Interest income                                    3,192            346
Interest expense                                 (36,702)       (14,020)
Other income (expenses)                               89            340
Gain on disposal of vessel                          -             1,553
Loss on disposal of vessel                        (1,090)          -
Loss on disposal of interest in joint venture -     (599)

Net other income                                 (26,402)        (2,303)

Net income                                       (15,440)        10,343

Retained earnings at beginning of the period      61,578         52,468

Retained earnings at end of the period           $46,138        $62,811

ADDITIONAL FINANCIAL INFORMATION

EBITDA                                              23,659       25,504
Ratio of earnings to fixed charges                  0.47         1.43
EBITDA to interest expense, net                     0.64         1.82

            GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (EXPRESSED IN US$'000)

                                                9 months        9 months
                                                ended           ended
                                                9/30/98         9/30/97

CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                       (15,440)        10,343
Adjustments to reconcile net income
to net cash provided by
operating activities:
     Foreign exchange gain                        (8,109)       (10,077)
     Depreciation and amortisation expense        11,423         12,401
     Share of earnings of joint ventures          (2,589)           358
     Gain on disposal of vessel                      -           (1,553)
     Loss on disposal of vessel                    1,090            -
     Loss on disposal of interest
       in joint venture                              -              599
     Amortisation of note discount                12,341            970
     Amortisation of goodwill                        584             98
     Amortisation of deferred note
       issue costs                                 2,374            184
     Net change in:
          Inventories                                (39)             4
          Trade accounts receivable                   (7)           834
          Prepaid expenses and other
            accounts receivable                   (1,825)          (106)
          Trade accounts payable and
            accrued expenses                          14         (2,293)
          Note interest payable                   (4,238)         1,667
          Accrued profit share                    (6,243)           -
          Other accounts payable                     -           (2,424)
          Time charter income
            received in advance                      (37)           482
          Drydocking and special
            survey provisions                        805            603

Net cash provided by operating activities         (9,897)        12,089

CASH FLOWS FROM INVESTING ACTIVITIES

Loans to joint ventures                             (994)           (46)
Received from disposal of interest
  in joint venture                                    -           3,250
Payments received on direct financing
  sub-lease                                        1,114          1,208
Additions to vessels under construction         (215,356)      (144,775)
Payments to acquire options on vessels           (48,650)          -

Proceeds from sale of vessels                     62,415         27,000
Payments to acquire pledged investments          (13,645)       (37,334)
Proceeds from redemption of investments         24,569               -
Acquisitions, net of cash                             -         (20,073)

Net cash used in investing activities           (190,547)      (170,769)

                                                9 months        9 months
                                                ended           ended
                                                9/30/98         9/30/97

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long term debt                     197,101         82,687
Repayment of long term debt                      (34,429)       (31,994)
Payment of capital lease obligations             (28,824)        (4,192)
Proceeds from other loans                            -           10,513
Repayment of other loans                             -          (21,856)
Amounts due to related party                      (1,902)        (5,002)
Advances by shareholder                            8,274            -
Proceeds of note issue                          69,140          144,716
Payments for deferred note issue costs            (2,814)       (10,025)

Net cash provided by financing activities        206,547        164,848

Net increase in cash and cash equivalents          6,102          6,168
Cash and cash equivalents at beginning
  of period                                        6,419          2,975

Cash and cash equivalents at end of period       $12,521         $9,143

                      FLEET LIST AT SEPTEMBER 30, 1998


Yard          Vessel              Dwt        Type                   Month/Year
                                                                    Delivery

                                  Tanker Fleet
Hitachi     Golden Fountain      280,000    VLCC                     Jan 1995
Hitachi     Golden Stream        260,000    VLCC                     Mar 1995
Hitachi     Navix Astral         260,000    VLCC                     Mar 1996
Hitachi     New Vanguard         298,500    VLCC                     Mar 1998
Hitachi     New Vista            298,500    VLCC                     Sep 1998
Hitachi     Golden Victory       298,500    VLCC                     Jan 1999
MHI         Hull 2138            305,000    VLCC                     Mar 1999
MHI         Hull 2139            305,000    VLCC                     Jun 1999
Hitachi     Hull 5888            298,500    VLCC                     Jun 1999
Hitachi     Hull 5788            298,500    VLCC                     Aug 1999
KHI         Hull 1618            300,000    VLCC                     Aug 1999
Hitachi     Hull 5988            298,500    VLCC                     Oct 1999
KHI         Hull 1628            300,000    VLCC                     Dec 1999
Hitachi     Hull 6378            298,500    VLCC                     Feb 2000
KHI         Hull 1638            300,000    VLCC                     Mar 2000
Hitachi     Hull 6388            298,500    VLCC                     Mar 2000
Hitachi     Hull 6398            298,500    VLCC                     Jun 2000
KHI         Hull 1668            300,000    VLCC                     Aug 2000
                               5,296,500

                                 Option Vessels (1)
Hitachi     Hull 6618            298,500    VLCC                     Oct 2000
KHI         Hull 1688            300,000    VLCC                     Dec 2000
Hitachi     Hull 6678            298,500    VLCC                     Jan 2001
Hitachi     Hull 6688            298,500    VLCC                     Mar 2001
Hitachi     Hull 6698            298,500    VLCC                     May 2001
Hitachi     Hull 6668            298,500    VLCC                     May 2001
KHI         Hull 1698            300,000    VLCC                     Nov 2001
                               2,092,500

(1) The vessels are not part of the GOGL fleet. They may be purchased by subsidiaries of GOGL from affiliated companies upon exercise of options. Each option is exercisable only following delivery of the relevant vessel from its builder.

                                 Dry Bulk Fleet
NKK         Golden Poterne       150,000    Capesize Bulk Carrier    Jan 1996
NKK         Channel Alliance     170,000    Capesize Bulk Carrier    Oct 1996
NKK         Channel Navigator    170,000    Capesize Bulk Carrier    Jan 1997
NKK         Channel Poterne      170,000    Capesize Bulk Carrier    Feb 1997
Oshima      Golden Daisy          46,902    Handymax Bulk Carrier    Feb 1998
Oshima      Golden Rose           46,902    Handymax Bulk Carrier    Apr 1998
Tsuneishi   Golden Protea         45,000    Handymax Bulk Carrier    Sep 1998
Tsuneishi   Golden Aloe           45,000    Handymax Bulk Carrier    Sep 1998

Tsuneishi   Cos Hero              45,000    Hanydymax Bulk Carrier   Jan 1999
Hitachi     Golden Disa           75,000    Panamax Bulk Carrier     Mar 1999
Hitachi     Golden Nerina         75,000    Panamax Bulk Carrier     Jul 1999
Hitachi     Hull 6288             75,000    Panamax Bulk Carrier     Oct 1999
                               1,113,804

                      _________________________________
                         GOLDEN OCEAN GROUP LIMITED
                         Golden Ocean Group Limited
                  Suite 6, Tower Hill House, The Bordage,
              St Peter Port, Guernsey, Channel Islands GY1 3QU
                            http://www.gocean.com
                          Golden Ocean Services Inc
              Clarendon House, Church Street, Hamilton, Bermuda
                     Golden Ocean Services (UK) Limited
              Golden Ocean House, 8 Elder Street, London E1 6BT
                        Telephone: +44 171 375 0868
           Facsimile: +44 171 375 1586  e-mail: london@gocean.com
                    Golden Ocean Services (Japan) Co. Ltd
               Golden Ocean House, 1-36 Minami-Azabu 5-Chome,
                         Minato-Ku, Tokyo 106, Japan
                     Golden Ocean Group (Hong Kong) Ltd
             3106 Alexandra House, 16/20 Chater Road, Hong Kong
            Telephone: +852 2801 7878 Facsimile: +852 2801 7818
                        e-mail: goghk@netvigator.com

                           SIGNATURES



         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                   GOLDEN OCEAN GROUP LIMITED
                          (registrant)



Dated:  November 27, 1998    By:  /s/Fred W.Y. Cheng
                                  Fred W.Y. Cheng
                                  Chairman


































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02052005.AA1